June 6, 2008

H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	priceline.com Incorporated
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q/A for Fiscal Quarters Ended March 31, 2007,
June 30, 2007 and September 30, 2007
Filed March 10, 2008
(File No. 0-25581)

Dear Mr. Owings:

On behalf of priceline.com Incorporated (the “Company”), I am responding to your letter addressed to Jeffery H. Boyd, the Company’s Chief Executive Officer, dated May 13, 2008, relating to the Company’s filings referenced above.

For your convenience, I have included your comments in this response letter and keyed the Company’s responses accordingly.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 46

Results of Operations, page 50

1.                                      The measures captioned “gross bookings” disclosed on pages 51 and 60 appear to represent non-GAAP measures.  As such, please revise to comply with all of the disclosure requirements in Item 10(e) of Regulation S-K.  Alternatively, if you believe the measures are not non-GAAP measures, please explain to us in detail the basis for your position.

Response:

As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K for the fiscal year ended December 31, 2007, gross bookings refers to the total dollar value, inclusive of all taxes and fees, of all travel services purchased by consumers.  The Company does not believe gross bookings is a non-GAAP financial measure.  Under Item 10(e)(2) of Regulation S-K, a “non-GAAP financial measure” is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

                (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

                (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Significantly, under Item 10(e)(4), “non-GAAP financial measures” does not include operating and other statistical measures.

Gross bookings is a measure of the total dollar volume of transactions processed by priceline.com and is not related to or derived from any GAAP metric.  More specifically, the Company does not calculate — and has never calculated — gross bookings by excluding or including any amounts that are included or excluded, respectively, from a measure calculated in accordance with GAAP.  There are no adjustments required to calculate gross bookings.  Rather, gross bookings is an operating and statistical metric used by management, the investor community and analysts who follow the Company’s industry to measure the Company’s market share and measure the scale and growth of the Company’s business relative to its competitors.  Such measures are often used and published by reporters and analysts when discussing results and trends within the travel industry.  Additionally, gross bookings is used by several of the Company’s largest public-company competitors as an operating and statistical metric to measure the performance of the business.  The gross bookings measure used by the Company is substantially similar to the commonly used metric publicly reported by companies in the credit card industry, including the industry’s largest companies, called “total payments volume,” “gross dollar volume” or “billed business,” all of which are statistical measures intended to capture the total dollar volume of transactions charged with credit cards and which provide a measure of the scale of the particular company’s business.

Since gross bookings is an operating or statistical metric, we do not believe that it falls within the definition of non-GAAP financial measures as defined in Item 10(e) of Regulation S-K.  Accordingly, we do not believe that we are required to make the disclosures required by Item 10(e)(1) of Regulation S-K.

In future filings, the Company intends to specifically identify gross bookings as an operating and statistical metric.

Note 8. Net Income Per Share, page 98

2.                                      Please tell us and disclose how the conversion spread hedges are considered in computing earnings per share.

Response:

The Conversion Spread Hedges entitle the Company to purchase from counterparties approximately 8.5 million shares of the Company’s common stock at a strike price of $40.38 per share (subject to adjustment in certain circumstances) and entitle the same counterparties to purchase from the Company approximately 8.5 million shares of the Company’s common stock at a strike price of $50.47 per share (subject to adjustment in certain circumstances).   The Conversion Spread Hedges increase the effective conversion price of the Company’s Convertible Senior Notes due September 30, 2011 and September 30, 2013 from $40.38 to $50.47 per share from the Company’s perspective and are expected to reduce potential dilution upon conversion of these Convertible Senior Notes. Pursuant to Statement of Financial Accounting Standards No. 128, “Earnings per Share” the beneficial impact of the Conversion Spread Hedges is excluded from the calculation of net income per share because it is anti-dilutive.

In future filings, the Company will clarify how the Conversion Spread Hedges are considered in computing earnings per share.  Specifically, the Company intends to add the following disclosure to its net income per share footnote:  The Conversion Spread Hedges increase the effective conversion price of the Company’s Convertible Senior Notes due September 30, 2011 and September 30, 2013 from $40.38 to $50.47 per share from the Company’s perspective and are expected to reduce potential dilution upon conversion of these Convertible Senior Notes.  Since the beneficial impact of the Conversion Spread Hedges is anti-dilutive it is excluded from the calculation of net income per share.

Note 11.  Other Assets, page 100

3.                                      Please tell us what consideration you gave to writing off the remaining debt issue costs related to the convertible notes since as of December 31, 2007 the convertible notes became demand debt, non-contingently puttable by the holder.

Response:

The period of amortization for our debt issue costs was determined at inception of the related debt agreements to be the stated maturity date or the first stated put date, if earlier, by analogy to the guidance in EITF Topic No. D-98 “Classification and Measurement of Redeemable Preferred Securities”.  Because the closing price of the Company’s common stock for the prescribed measurement periods during the three months ended March 31, 2007 and each subsequent reporting period exceeded the contingent conversion thresholds on each of the Company’s convertible senior notes such notes became convertible at the option of the holder. Accordingly, we classified our convertible notes as short-term debt as of March 31, 2007 and for each reporting period since that date.

However, contingencies continue to exist regarding the holders’ ability to convert such notes in future quarters.  The determination of whether or not the notes are convertible must continue to be performed on a quarterly basis.  Consequently, the convertible debt may not be convertible in future quarters, and hence may again be classified as long-term debt, if the contingent conversion thresholds are not met in such quarters.  Therefore, the Company does not believe that the debt is non-contingently puttable by the holder.  It is also possible that despite the short-term classification (which typically connotes a maturity date of one year or less), the notes will remain outstanding for well in excess of the one year period.  In fact, as of March 31, 2008 (one year since we first classified the notes as short-term) substantially all of the notes remained outstanding.  Therefore, we consider it appropriate to continue to amortize our remaining debt issue costs rather than writing them off.  In cases where holders decide to convert prior to the maturity date or first stated put date, we immediately write off the proportionate amount of remaining debt issue costs.

In future filings, the Company will clarify the treatment of remaining debt issue costs related to outstanding convertible notes.  Specifically, the Company intends to add the following disclosure to its debt footnote:  However, contingencies continue to exist regarding the holders’ ability to convert such notes in future quarters.  The determination of whether or not the notes are convertible must continue to be performed on a quarterly basis.  Consequently, the convertible debt may not be convertible in future quarters, and therefore may again be classified as long-term debt, if the contingent conversion thresholds are not met in such quarters.  In cases where holders decide to convert prior to the maturity date or first stated put date, the Company will immediately write off the proportionate amount of remaining debt issue costs.

Additionally, the Company will add the following disclosure to its other assets footnote:  The period of amortization for our debt issue costs was determined at inception of the related debt agreements to be the stated maturity date or the first stated put date, if earlier.

Note 15.  Minority Interest, page 105

4.                                      Please tell us why the redeemable minority interest in priceline.com International is not recorded at fair value pursuant to the guidance in EITF Topic D-98.  Additionally, tell us how you determine the fair value of the minority interest shares as of each purchase date and as of the end of each reporting period.

Response:

The scope of EITF Topic D-98: Classification and Measurement of Redeemable Securities states as follows:

Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock, derivative instruments, and share-based payment arrangements that are classified as equity pursuant to FASB Statement No. 123 (revised 2004), Share-Based Payment.

The Company considered EITF Topic D-98 in its financial accounting and financial disclosure and initially concluded that minority interests redeemable at fair value do not fall within the scope of this statement. The Company accounts for its minority interests in accordance with Accounting Research Bulletin No. 51, Consolidated Financial Statements.  Accordingly, the Company’s policy has been to record its minority interest at historical cost outside of permanent equity and to disclose the nature of the arrangements including the estimated fair value of the underlying minority interests at each reporting period.

Based upon the March 12, 2008 meeting minutes of the EITF, the Company understands that the SEC Staff has indicated that minority interests redeemable at fair value are generally within the scope of EITF Topic D-98.  However, as long as registrants disclose the redemption amount on the face of the balance sheet and the pertinent terms and conditions in the footnotes, the Company also understands that the SEC Staff would allow registrants to continue this approach until EITF Topic D-98 is amended for the issuance of FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements.

In future filings, the Company will disclose the estimated fair value redemption amount on the face of the balance sheet and continue to disclose other pertinent terms and conditions in the footnote.

The process of valuing the minority interest is designed to arrive at a fair value at which a willing buyer and a willing seller would transact.  To the extent that there is a dispute over the valuation of the minority interest there is a dispute resolution mechanism provided for by the terms of the agreement governing the minority interest.  The Company establishes the fair value of the minority interest approximately every six months coinciding with the purchases of the minority interest.  The fair value is established using standard valuation techniques (such as discounted cash flow analysis, industry peer comparable analysis, relative contribution analysis and price to earnings growth analysis).  The Company engages an independent valuation firm to review the valuation and render a fairness opinion with respect to the valuation.  The fair value calculation is then reviewed and approved by the Company’s Board of Directors.  The Company relies on the semi-annual valuations established in connection with the purchase of minority interest to estimate the fair value of the remaining outstanding minority interest at each reporting period.

Note 17.  Commitments and Contingencies, page 108

5.                                      For the various legal contingencies discussed, please disclose whether any amounts have been accrued.  If no accrual is made pursuant to paragraph 8 of SFAS 5, or the exposure to loss is greater than the amount accrued, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Refer to paragraphs 9 and 10 of SFAS 5.

Response:

The Company has accrued for certain legal contingencies where it is probable that a loss has been incurred and the amount can be reasonably estimated.  The Company discloses amounts accrued when material, as it did for the year ended December 31, 2007 when a charge in the amount of $55.4 million was recorded related to certain litigation.  Other amounts accrued are not material to the Company’s consolidated balance sheets and provisions recorded have not been material to our consolidated results of operations.  The Company is unable to estimate the potential maximum range of loss.

In future filings, the Company will clearly state whether amounts have been accrued for each matter identified and will disclose a range of loss or state that an estimate of the range of loss cannot be made.  Specifically, the Company will add the following disclosure to its commitments and contingencies footnote:  The Company has accrued for certain legal contingencies where it is probable that a loss has been incurred and the amount can be reasonably estimated.  Such amounts accrued are not material to the Company’s consolidated balance sheets and provisions recorded have not been material to the consolidated results of operations.  The Company is unable to estimate the potential maximum range of loss.

Definitive Proxy Statement filed on Schedule 14A

Election of Directors, page 4

6.                                      It appears that Jan L. Docter’s self-employed business is consulting.  Please clarify the business experience of Mr. Docter by describing the type of consulting he provides to companies.  Refer to Item 401(e) of Regulation S-K.

Response:

Through his wholly-owned company, Mr. Docter provides a range of consulting services to companies and other organizations, including, without limitation, advice to boards of directors and senior management on general strategic matters, organizational methods (i.e., how to structure and organize companies internally to accomplish stated goals) and strategic human resource issues.  As summarized in the proxy statement, Mr. Docter currently advises Booking.com, a majority owned subsidiary of priceline.com, on a range of human resource strategy matters, including without limitation, strategic issues related to managing Booking.com’s personnel growth throughout Europe and elsewhere.  Mr. Docter also currently provides consulting services to the Dutch government and a number of companies in addition to Booking.com.

In future filings, the Company intends to clarify the type of consulting Mr. Docter provides to companies and other organizations.

Performance based cash bonus, page 26

7.                                      We note that while you have provided some parameters of the targets that were necessary to fund the bonus pools, you have not provided a specific quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their annual bonus.  Please disclose your performance targets or if disclosure of the performance targets would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors.  In this regard, we note your disclosures that the funding would only occur with “significant double-digit-year-over-year earnings growth” and your disclosure that ‘each executive’s annual cash compensation was at significant risk in 2007.”  Please see Instruction 4 to item 402(b) of Regulation S-K.

Response:

With respect to the 2007 Bonus Plan, the sole determinant of the funding of the annual bonus pool — which was a necessary prerequisite to the receipt of a bonus by the named executive officers — was the accomplishment by the Company or Booking.com, as applicable, of certain pre-bonus pro forma EBITDA targets.  Specifically, with respect to Messrs. Boyd, Mylod, Soder and Millones, year-over-year consolidated pro forma EBITDA growth of less than approximately 8% would result in no funding and approximately 33% growth would result in funding of a “maximum” bonus.  With respect to Mr. Soder, a portion of whose bonus was funded in the consolidated bonus pool and a portion in the domestic bonus pool, year-over-year domestic pro forma EBITDA growth of 0% would result in the funding of approximately 15% of the “maximum” portion of Mr. Soder’s bonus that was funded by the domestic bonus pool and year-over-year domestic pro forma EBITDA growth of approximately 31% was required for funding of the “maximum” portion of Mr. Soder’s bonus that was funded by the domestic bonus pool.  Finally, with respect to Mr. Norden, year-over-year pro forma EBITDA growth by Booking.com of less than approximately 17% would result in no funding and approximately 28% growth would result in funding of a “maximum” bonus.

The Compensation Committee believed at the time of adoption of the 2007 Bonus Plan that the midpoint of the year-over-year growth rates described above for funding of each of the bonus pools would exceed those which would be achieved by the Company’s on-line travel competitors.  Put another way, based on projections of the performance of the Company’s competitors publicly available at the time of adoption of the plan, the Committee believed that meaningful funding of the 2007 Bonus Plan would only occur if the Company significantly out performed its on-line travel competitors.  The Committee believed that requiring the Company to achieve what it believed to be higher growth rates than the Company’s peers before there was meaningful funding available for payment of bonuses to the named executive officers constituted a significant hurdle and meant that each named executive officer’s bonus was at significant risk.

The sole determinant of the funding of each named executive officer’s bonus — and the single most important consideration in the determination of the actual amount of each named executive officer’s bonus — was the accomplishment by the Company and Booking.com, as applicable, of the pro forma EBITDA objectives discussed above.  The actual dollar amount of each named executive officer’s bonus was determined after an assessment of such officer’s performance by, in the case of the Chief Executive Officer, the Board of Directors and Compensation Committee and, in the case of the other named executive officers, the Compensation Committee and the Chief Executive Officer.  The factors considered in connection with the payment of Mr. Boyd’s bonus are addressed in response to Comment 8 below.  Final bonus amounts for the named executive officers other than the Chief Executive Officer were based on a subjective assessment by the Compensation Committee and the Chief Executive Officer of each officer’s performance and contributions during 2007, as opposed to, in most cases, the accomplishment of specific quantitative goals.  The Compensation Committee exercised its discretion, based on the advice of the Chief Executive Officer, and did not attempt to quantify, rank or assign specific weight to any single factor (other than the pro forma EBITDA targets described above) in making its bonus decisions.  The other named executive officers’ performance is described on page 29 of the proxy statement under the heading “Other Named Executive Officers.”

In future filings, to the extent applicable, the Company intends to clarify the year-over-year growth hurdles required for funding of the relevant components of the bonus plan for the named executive officers.

Individual Bonus Targets, page 27
Mr. Boyd, page 28

8.                                      You disclose that “the goals described above are not an exhaustive list of corporate goals established at the beginning of 2007 or a complete list of all the factors considered in establishing Mr. Boyd’s 2007 bonus amount, but they are representative of the material considerations reviewed and discussed by the Committee and the Board of Directors.”  Please disclose all specific items considered in determining Mr. Boyd’s bonus.

Response:

As noted on page 28 of the proxy statement, at the beginning of 2007 the Committee and the Board of Directors agreed with Mr. Boyd on specific Company objectives for 2007 — all of which were meant to support the principal goal of meeting or exceeding the consolidated pro forma EBITDA targets included in the 2007 Bonus Plan and described in response to Comment 7 above.  Only the accomplishment of the consolidated pro forma EBITDA targets described above would result in the funding of bonus monies that the Committee would have at its discretion to pay Mr. Boyd.  Specifically, in order for there to be a bonus pool that could accommodate the payment to Mr. Boyd of his “maximum” bonus of $1.1 million, the Company needed to achieve at least an approximately 33% year-over-year increase in consolidated pro forma EBITDA.  Actual consolidated pro forma EBITDA grew by more than 100% during 2007 (after giving effect to the payment of 2007 bonuses).  Beyond the pro forma EBITDA goals, there were no other numerical or non-numerical considerations in calculating how or if there would be money available under the 2007 Bonus Plan to pay Mr. Boyd.

Accordingly, this single evaluation metric was the exclusive determinant in calculating the funding of Mr. Boyd’s bonus and was also significantly more material than any other consideration in determining Mr. Boyd’s ultimate bonus.

As mentioned above, the Company’s consolidated pro forma EBITDA goals were established pursuant to an exhaustive list of supporting financial and non-financial goals that the Committee generally believed were necessary in order to achieve the consolidated pro forma EBITDA goals.  In evaluating Mr. Boyd’s performance, the Committee also considered the Company’s achievement relative to these additional supporting financial and non-financial goals.  These supporting goals included:

•                  to grow gross travel bookings by approximately 20% to 25% year-over-year (gross travel bookings grew by approximately 45%);

•                  to achieve “market leading” growth in both gross travel bookings and pro forma EBITDA  (the Company believes that it grew both metrics at a faster rate than any other major on-line travel agent);

•                  to maintain the Company’s consolidated pro forma EBITDA and pro forma net income as a percentage of gross profit (all of which were achieved);

•                  goals tied to the Company’s primary services (air, hotel, rental car and vacation packages), including (a) to maintain access to airline content through new supply agreements with major airline carriers (the Company signed a number of new agreements with carriers in 2007) and hotel properties (the Company’s U.S. business established new relationships with more than two thousand hotels in 2007); and (b) achieve specific gross profit growth targets for the Company’s air, hotel, rental car and vacation package services (which were achieved for hotel and rental car, but not for air and vacation packages);

•                  goals tied to the Company’s on-line and off-line marketing initiatives, including to achieve improvements in return on domestic online marketing expense (achieved); and

•                  goals tied to the geographic expansion of the Company’s international business, including (a) to achieve total gross travel bookings growth of at least 50% (actual gross travel bookings grew by approximately 99% in 2007); (b) to achieve gross travel bookings growth in Eastern Europe of at least 100% (actual gross travel bookings grew by over 150% in 2007); and (c) to achieve significant growth in gross travel bookings from customers traveling to and from the United States and Europe (achieved).

The Committee also considered a number of other subjective and qualitative factors, such as, among other things, Mr. Boyd’s integrity, vision for the corporation, people management skills, investor and Board communication skills, stock price appreciation, and governance and succession planning.

The goals described above represent the material financial and non-financial supporting corporate goals established at the beginning of 2007 in support of the Company’s plan to grow consolidated pro forma EBITDA by at least 30%.  The Committee did not attempt to quantify, rank or assign relative weight to any of the various supporting goals described above and none of the supporting goals individually was a material determinant in the amount of the 2007 bonus payout to Mr. Boyd that was approved by the Committee.  As noted on page 29 of the proxy statement, after balancing the Company’s position in the market relative to its major competitors, and the accomplishment and over-performance of the 2007 Bonus Plan financial thresholds, the Committee and the Board of Directors thought that priceline.com’s performance in 2007 was exceptional and, therefore, that the actual bonus amount authorized by the Board of Directors and paid to Mr. Boyd was appropriate.

Instruction 1 to Item 402(b) of Regulation S-K states that “the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”  Item 402(b)(1) states that the Compensation Discussion and Analysis “shall explain all material elements of the registrant’s compensation of the named executive officers.”  Further, Item 402(b)(2) states that “the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances,” and provides examples of such information that “may” be included in a given case.

As noted above, the dominant determinant of Mr. Boyd’s 2007 bonus payment was the accomplishment of the consolidated pro forma EBITDA goals described in the Company’s proxy statement (the accomplishment of which, as noted above, the Company believes represented “market leading” growth).  In response to the Staff’s request, the Company has provided additional detail above surrounding the Company’s and Mr. Boyd’s 2007 “supporting” goals and the Committee believes that the additional goals described above, all of which were intended to support the accomplishment of the consolidated pro forma EBITDA targets, contain all of the additional material factors considered by the Committee in connection with the determination of Mr. Boyd’s 2007 bonus.  Any additional supporting goals, which are ancillary and part of an exhaustive list, are not material to understanding the Committee’s evaluation of the determination of Mr. Boyd’s 2007 bonus and could obscure the material information that was included in the Company’s proxy statement concerning Mr. Boyd’s 2007 bonus payment.

In future filings, the Company intends to clarify the material components of the bonus plan and the material factors considered by the Committee in determining Mr. Boyd’s bonus payment.

Equity Incentive, page 29

9.                                      We note your disclosure that “the calculation of pro forma net income per share is similar to the calculation of pro forma EBITDA described above.”  Please provide a description of how pro forma EBITDA is calculated for purposes of your equity incentive grants.

Response:

As described on page 31 of the proxy statement under the heading “PSUs tied to Booking.com’s 2008 through 2010 performance,” pro forma EBITDA is the metric used in connection with the performance share units granted to Mr. Norden, the Chief Executive Officer of Booking.com, and certain other employees of Booking.com.  Pro forma EBITDA is Booking.com’s operating income before interest, taxes, depreciation and amortization expense, adjusted to exclude the impact of stock-based compensation expense.  The Compensation Committee has the authority in its sole discretion to make equitable adjustments to pro forma EBITDA in recognition of unusual or non-recurring events affecting the financial results of Booking.com, or in response to changes in laws or regulations, or to account for items of gain, loss or expenses determined to be extraordinary or unusual in nature or infrequent in occurrence, or related to the acquisition of a business or the disposition of a business or a segment of a business, or related to a change in accounting principles.  For example, in 2007, the Company excluded from its pro forma results the “non-recurring” benefit associated with a federal airline excise tax refund and the expense associated with the settlement of the Company’s 2000 securities litigation.

It is the Compensation Committee’s intention that the adjustments described above to calculate pro forma EBITDA for purposes of the performance share units are to be consistent with the adjustments made to priceline.com’s publicly disclosed pro forma metrics in connection with the Company’s annual and quarterly earnings announcements.  A copy of Mr. Norden’s performance share unit grant agreement, which includes the definition of pro forma EBITDA above, was filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.

The Company will comply with the comments in future filings, as applicable.  The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to any filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me should you or your staff have any questions or require further information.

Very truly yours,

/s/ Robert J. Mylod

Robert J. Mylod
Chief Financial Officer